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                             February 18, 2021

       Mario Schlosser
       Chief Executive Officer
       Oscar Health, Inc.
       75 Varick Street, 5th Floor
       New York, NY 10013

                                                        Re: Oscar Health, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252809

       Dear Mr. Schlosser:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Capitalization, page 65

   1. We note that your pro forma and pro forma as adjusted disclosures contemplate transactions where some
shareholders appear to gain rights while others lose rights. In this regard, we note:
                                                            from page 13 and
elsewhere that:
                                                               o  Thrive
Capital will effectively gain 19 votes per share on its preferred stock which was
previously convertible into Series A common stock with one vote per share that
will now effectively convert into Class B common stock with 20 votes per
share;
                                                               o  the
Co-Founders will similarly gain 19 votes per share on all preferred stock and exiting
Series A common stock as they too will receive Class B common stock
 Mario Schlosser
FirstName LastNameMario Schlosser
Oscar Health, Inc.
Comapany18,
February  NameOscar
            2021    Health, Inc.
February
Page 2 18, 2021 Page 2
FirstName LastName
                   with 20 votes per share instead of Series A common stock at one vote per share;
                 o the Co-Founders will effectively gain 10 votes per share on all Series
                   B common stock which previously had 10 votes per shares when they receive
                   Class B common stock with 20 votes per share; and
                o Series B common stockholders, other than the Co-Founders, will effectively lose nine votes per share when their 10-vote per share Series B common stock is converted into one-vote per share Class A common stock; and
             from page 147 that Mario Schlosser will have options exercisable for 20-vote per share Class B common stock that apparently were previously exercisable for one-vote per share Series A common stock.
         Please tell us how you plan to account for these apparent changes in rights and how you will reflect them in your pro forma and pro forma as adjusted presentation. Reference for us the authoritative literature you rely upon to support your anticipated accounting.
Notes to Consolidated Financial Statements
Note 6: Fair Value, page F-23

2. From the warrant liability rollforward on page F-24 and the disclosure regarding your
         Series A11 preferred stock call options on pages F-29 and II-3, it appears that the fair value of these options was about $1.09 per share at issuance in May and June 2020 and about $1.00 per share at exercise in November and December 2020. During this time, we note that your Series A11 preferred stock was issued at $6.01898 per share in May and
         June 2020 and that your Series A12 preferred stock was issued for $9.69438 per share in
         December 2020. Please tell us why the value of your Series A11 preferred stock call options declined from May/June 2020 to November/December 2020 when it appears that the underlying preferred stock appreciated considerably during this time. In your response, specifically tell us:
             whether there are any significant differences in the preferences underlying your
              Series A11 and Series A12 preferred stock;
             the date when the issuance of Series A12 preferred stock was first contemplated;
             the date when pricing negotiations in the Series A12 preferred stock issuance began;
             who lead the pricing negotiations for the Series A12 investors and any previous relationship to you;
             the preliminary issuance price of the Series A12 stock when negotiations began;
             the date when the Series A12 issuance was agreed; and the date(s) when the Series A12 call options were exercised.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mario Schlosser
Oscar Health, Inc.
February 18, 2021
Page 3

        You may contact Michelle Miller at (202) 551-3368 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                         Sincerely,
FirstName LastNameMario Schlosser
                                                         Division of
Corporation Finance
Comapany NameOscar Health, Inc.
                                                         Office of Finance
February 18, 2021 Page 3
cc:       Keith Halverstam, Esq.
FirstName LastName